August 26, 2020

VIA EDGAR

Ms. Deborah O’Neal

Ms. Christina DiAngelo Fettig

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Great Elm Capital Corp.

Registration Statement on Form N-2 (File No. 333- 239839)

Dear Ms. O’Neal and Ms. Fettig:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), Imperial Capital, LLC and Piper Sandler & Co., as dealer managers for the offering, hereby join in the request of Great Elm Capital Corp. that the effective date of the above-captioned Registration Statement be accelerated so that the same will become effective at 4:00 p.m., Eastern Time, on Friday, August 28, 2020, or as soon thereafter as is practicable.

Very truly yours,

IMPERIAL CAPITAL, LLC
As Dealer Manager

By:	/s/ Christopher Shepard
Name:	Christopher Shepard
Title:	EVP, Co-Head of Investment Banking

PIPER SANDLER & CO.
As Dealer Manager

By:	/s/ Britten S. Cosgrove
Name:	Britten S. Cosgrove
Title:	Managing Director